Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

September 17, 2012

Fresenius Medical Care Announces Management Board Change

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, today announced a change in its Management Board. The Supervisory Board of Fresenius Medical Care Management AG has appointed Ronald (Ron) Kuerbitz as a Management Board member, effective January 1, 2013. Mr. Kuerbitz will succeed Rice Powell as CEO of Fresenius Medical Care North America. This appointment is part of the company’s succession plan to ensure a smooth transition of leadership in North America. Mr. Powell will assume the role of CEO, Fresenius Medical Care AG & Co. KGaA, and Chairman of the Management Board, effective January 1, 2013 as announced in March of 2012.

Ron Kuerbitz currently serves as Executive Vice President responsible for Market Development and Administration for Fresenius Medical Care North America. He joined Fresenius Medical Care in 1997 to lead its corporate development function and was later named as Fresenius Medical Care North America’s General Counsel and Chief Administrative Officer. Mr. Kuerbitz has 20 years of experience in the health care field, having held positions in law, compliance, business development, government affairs and operations. Since 2011 Mr. Kuerbitz has served as Chairman of Kidney Care Partners in Washington D.C., a coalition of patient advocates, dialysis professionals, care providers and device and pharmaceutical manufacturers working together to improve the quality of care for individuals with chronic kidney disease. Mr. Kuerbitz is a graduate of Albion College and received his juris doctor degree from the Yale Law School.

“We are pleased to facilitate an orderly transition process with the appointment of Ron Kuerbitz as CEO for Fresenius Medical Care North America,” said Ben Lipps, Chief Executive Officer of Fresenius Medical Care and Chairman of the Management Board. “Ron’s successful record and his extensive management experience within Fresenius Medical Care and the health care field qualify him superbly for the position. The fact that this appointment has been filled internally reflects the strength and depth of our management team and will ensure a smooth transition going forward”.

Ulf Mark Schneider, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, said: “Ron has made outstanding contributions to the success of Fresenius Medical Care over the years. With his superb understanding of the strategic and regulatory opportunities and challenges ahead of us, Ron’s leadership will ensure the continued success of the company. We are looking forward to working with him in his new role”.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.1 million individuals worldwide. Through its network of 3,123 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 256,456 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.